Exhibit 99.1

MoviePass, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

MoviePass, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of MoviePass, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MoviePass, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ EISNERAMPER LLP

New York, New York

November 29, 2017

1

MoviePass Inc.

Balance Sheets

	December 31, 2016	December 31, 2015
Assets
Current Assets:
Cash	$158,744	$82,234
Accounts receivable, net	55,780	50,071
Prepaid expenses	7,168	36,855
Total Current Assets	221,692	169,160
Property and equipment, net	118,317	264,337
Other assets	8,000	8,000
Domain names	25,965	25,965
Total Assets	$373,974	$467,462
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$521,251	$507,890
Accrued expenses	513,815	249,466
Accrued interest	442,650	118,207
Gift card liabilities	79,058	146,473
Deferred revenue	302,656	324,942
Warrant liability	246,697	-
Convertible notes payable-current portion	702,665	-
Total Current Liabilities	2,808,792	1,346,978
Convertible notes payable	7,467,516	4,243,663
Total Liabilities	10,276,308	5,590,641

Stockholders' Equity (Deficit):
Preferred stock series seed, par value $0.0001, 4,510,741 shares authorized, 4,510,741 shares issued and outstanding at December 31, 2016 and 2015	451	451
Preferred stock series seed-1, par value $0.0001, 486,666 shares authorized, 486,666 shares issued and outstanding at December 31, 2016 and 2015	49	49
Preferred stock series A, par value $0.0001, 7,632,239 shares authorized, 4,986,736 shares issued and outstanding at December 31, 2016 and 2015	499	499
Preferred stock series A-1, par value $0.0001, 29,123,721 shares authorized, 11,489,356 shares issued and outstanding at December 31, 2016 and 2015	1,149	1,149
Common stock, par value $0.0001, 103,000,000 and 60,000,000 shares authorized, 10,125,567 and 10,105,567 shares issued and outstanding at December 31, 2016 and 2015, respectively	1,013	1,011
Additional paid-in capital	9,029,996	8,892,788
Accumulated deficit	(18,935,491)	(14,019,126)
Total Stockholders' Equity (Deficit)	(9,902,334)	(5,123,179)
Total Liabilities and Stockholders' Equity (Deficit)	$373,974	$467,462

The accompanying notes are an integral part of these financial statements.

2

MoviePass Inc.

Statements of Operations

	Years ended December 31,
	2016	2015

Subscription revenues	$8,692,337	$6,748,001
Other revenues	20,212	64,709
Total revenues	8,712,549	6,812,710

Subscription cost of revenues	9,780,214	6,823,906
Other cost of revenues	1,506	1,984
Total cost of revenues	9,781,720	6,825,890
Gross loss	(1,069,171)	(13,180)
Operating expenses:
Payroll	1,160,637	1,072,897
Professional fees	517,248	205,143
General and administrative expenses	1,638,005	1,282,760
Sales and marketing	205,406	1,405,539
Depreciation and amortization	148,113	238,079
Total operating expenses	3,669,409	4,204,418

Loss from operations	(4,738,580)	(4,217,598)

Other income (expense):
Interest expense	(324,443)	(115,080)
Change in fair value of convertible notes	148,482	58,886
Change in fair value of warrant liability	(1,824)	-
Total other expense, net	(177,785)	(56,194)

Loss before provision for income taxes	(4,916,365)	(4,273,792)

Provision for income taxes	-	-
Net loss	$(4,916,365)	$(4,273,792)

The accompanying notes are an integral part of these financial statements.

3

MoviePass Inc.

Statement of Stockholders’ Equity (Deficit)

	Preferred Stock - Series Seed		Preferred Stock - Series Seed-1		Preferred Stock - Series A		Preferred Stock - Series A-1		Common Stock		Additional Paid-In	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at January 1, 2015	4,510,741	$451	486,666	$49	4,986,736	$499	11,489,356	$1,149	10,089,734	$1,009	$8,856,518	$(9,745,334)	$(885,659)
Stock option expense	-	-	-	-	-	-	-	-	-	-	35,511	-	35,511
Shares issued for excercises of options	-	-	-	-	-	-	-	-	15,833	2	759	-	761
Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,273,792)	(4,273,792)
Balance at December 31, 2015	4,510,741	451	486,666	49	4,986,736	499	11,489,356	1,149	10,105,567	1,011	8,892,788	(14,019,126)	(5,123,179)
Stock option expense	-	-	-	-	-	-	-	-	-	-	136,250	-	136,250
Shares issued for excercises of options	-	-	-	-	-	-	-	-	20,000	2	958	-	960
Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,916,365)	(4,916,365)
Balance at December 31, 2016	4,510,741	$451	486,666	$49	4,986,736	$499	11,489,356	$1,149	10,125,567	$1,013	$9,029,996	$(18,935,491)	$(9,902,334)

The accompanying notes are an integral part of these financial statements.

4

MoviePass Inc.

Statements of Cash Flows

	Years ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(4,916,365)	$(4,273,792)
Adjustments to reconcile from net loss to net cash used in operating activities:
Depreciation and amortization	148,114	238,079
Stock options expense	136,250	35,511
Loss on issuance of warrants	244,873	-
Change in fair value of convertible notes	(148,482)	(58,886)
Change in fair value of warrant liability	1,824	-
Changes in operating assets and liabilities
Accounts receivable, net	(5,709)	(23,393)
Prepaid expenses	29,687	34,797
Other current assets	-	-
Other assets	-	2,880
Accounts payable	13,361	128,441
Accrued expenses	264,349	148,775
Accrued interest	324,443	115,080
Gift card liabilities	(67,415)	92,448
Deferred revenue	(22,286)	134,968
Net cash used in operating activities	(3,997,356)	(3,425,092)

Cash flows from investing activities:
Purchases of property and equipment	(2,094)	(179,886)
Net cash used in investing activities	(2,094)	(179,886)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	4,075,000	3,576,480
Proceeds from stock option excercises	960	761
Net cash provided by financing activities	4,075,960	3,577,241

Net increase (decrease) in cash	76,510	(27,737)
Cash, beginning of year	82,234	92,843
Cash, end of year	$158,744	$65,106

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

5

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 - Organization and Nature of Business

MoviePass, Inc. (MoviePass” or the “Company”), is a Delaware corporation formed in 2011, is a theatrical movie subscription service which allows subscribers to attend a movie a day for a fixed monthly fee. The Company’s service is available in a majority of theaters throughout the United States.

Note 2 – Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. The Company has a history of recurring losses from operations and use of cash in operating activities while in the process of developing its business. For the years ended December 31, 2016 and 2015, the Company’s loss from operations was $4,738,580 and $4,217,598 and cash used in operating activities was $3,997,356 and $3,407,964, respectively. Additionally, as of December 31, 2016 and 2015, the Company had negative working capital of $2,587,100 and $1,177,818, respectively.

Management believes that in order for the Company to meet its obligations arising from normal business operations through November 30, 2018 that the Company requires (i) additional capital either in the form of equity or debt and/or (ii) additional sales of its subscription services that will generate sufficient operating profit and cash flows to fund operations.  Without additional capital or additional sales of its services, the Company’s ability to continue to operate will be limited. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations. The Company is currently pursuing capital transactions in the form of debt and equity (see Note 12), however, management cannot provide any assurance that the Company will be successful in its plans. These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Note 3 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Revenue is principally derived from subscription services. The Company recognizes revenue, net of sales discounts, when: (1) persuasive evidence of an arrangement exists with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. For all revenue transactions, the Company considers customer registration, payment, or third party acknowledgment to be persuasive evidence of an arrangement. Cost of revenue consists of the cost of the purchased goods related to the corresponding sales transaction. Subscription revenue is recognized ratably on a straight-line basis over the duration of the subscription period.

6

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Deferred Revenue

Deferred revenue consists of prepaid but unrecognized subscription revenue received in advance of the completion of the delivery of services. The Company classifies deferred revenue as short-term when the subscription period is less than one year and as long-term when the subscription period is greater than one year.

Domain Names

Domain names are deemed to have an indefinite useful life based primarily on the Company’s plans for continued indefinite use, are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for indefinite-lived domain names consists of a comparison of their fair value with their carrying amount.

Software Development Costs

Property, plant and equipment mainly consists of costs incurred to develop software. Costs incurred in developing the software are charged to expense until technological feasibility has been established. Once technological feasibility is established, all software costs are capitalized and amortized on a straight-line basis over the software’s estimated useful life, which is generally three years. Maintenance and training costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. Management believes that there was no impairment of long-lived assets as of and for the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions or demand for the Company’s products or services will not change which could result in long-lived asset impairment charges in the future.

Gift Card liabilities

The Company sells gift cards on its website in customizable denominations. Once purchased, these gift cards can be freely transferred and remain a liability until the holder redeems the balance for monthly subscription fees by either creating a new account or using the balance to apply funds to an already existing account.

Derivative Financial Instruments

The Company accounts for warrants issued in conjunction with debt in accordance with the guidance contained in ASC Topic 815, Derivatives and Hedging. For warrant instruments that are not deemed to be indexed to the Company’s own stock, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. The liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of the Company’s warrant liability was based upon the intrinsic value of the warrant multiplied by the probability of a future capital raise using a Monte Carlo simulation valuation methodology.

Fair Value of Financial Instruments

The Company utilizes ASC 820-10, Fair Value Measurement and Disclosure, for valuing financial assets and liabilities measured on a recurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

7

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

The table below describes the Company’s valuation of financial instruments using guidance from ASC 820-10:

	Fair Value Measurements Using:
	Level 1	Level 2	Level 3
As of December 31, 2016
Current liabilities:
Convertible notes	$-	$-	$702,665
Warrant liability	$-	$-	$246,697
Non-current liabilities:
Convertible notes	$-	$-	$7,467,516

As of December 31, 2015
Non-current liabilities:
Convertible notes	$-	$-	$4,243,663

The Company has valued convertible notes and warrants as level 3 instruments. In addition to volatility, the risk-free rate, the time to maturity, and the discount rate, additional unobservable inputs include the timing of a financing round, which in all cases is assumed to be one year from the valuation date. The notes are valued using a combination of a Monte Carlo simulation and discounted cash flow analysis.  The beneficial conversion feature imbedded in the notes is valued within the Monte Carlo framework by simulating the stock price as of the estimated funding date, and then computing the expected payoff (in excess of the principal & accrued interest at time of conversion) upon conversion. The fair value of the Company’s warrants was based upon the intrinsic value of the warrant multiplied by the probability of a future capital raise using a Monte Carlo simulation valuation methodology

The following table reconciles the changes in the fair value of the convertible notes and the warrant liability categorized within Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015:

	Level 3 Instruments
	Convertible Notes	Warrants
Balance at January 1, 2015	$726,069	$-
Fair value of convertibles notes issued	3,576,480	-
Change in fair value of convertible notes	(58,886)	-
Balance at December 31, 2015	4,243,663	-
Fair value of convertibles notes issued	4,075,000	-
Fair value of warrants issued	-	244,873
Change in fair value of convertible notes	(148,482)	-
Change in fair value of warrant liability	-	1,824
Balance at December 31, 2016	$8,170,181	$246,697

Stock Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees and others. The Company measures stock-based compensation cost to employees at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis over the employee requisite service period. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The Company elected to early adopt ASU No. 2016-09 Compensation — Stock Compensation to record forfeitures as they occur. Prior to the adoption of this guidance, the Company did not record forfeitures as they were immaterial.

For non-employee stock-based compensation, the Company applies FASB ASC Topic 505 Equity-Based Payments to Non-Employees, which requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with FASB ASC Topic 718.

8

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Concentrations

The Company obtains tickets from multiple theater chains as of December 31, 2016, and is actively engaging more in new markets. For the year ended December 31, 2015, two ticket suppliers made up 65% and 33% of all cost of ticket sales. In 2016 the Company relied upon one supplier for 97% cost of ticket sales. The loss of this ticket supplier would have a material impact on the Company’s revenues

Income Taxes

The Company accounts for its income taxes in accordance with Income Taxes Topic of the FASB ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance against deferred income tax asset will be recorded if, based on the weight of available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized. As of December 31, 2016 and 2015, all of the Company’s net deferred income tax assets were subject to a full valuation allowance.

The Company recognizes the impact of an uncertain income tax position in the financial statements if it believes that the position is more likely than not to be sustained by the relevant taxing authority. As of December 31, 2016 and 2015, the Company had no uncertain income tax positions.

Recently Issued Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The Company adopted this standard on January 1, 2015 and the adoption did not have an impact its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 for public companies and December 15, 2019 for private companies with early adoption permitted. Under ASU 2016-02, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease measured on a discounted basis, and a right to-use asset, which is an asset that represents the lessee’s right to use or control the use of a specified asset for the lease term. The Company is currently evaluating the effect that the new guidance will have on its financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The Company adopted this standard on December 31, 2015. The adoption of this standard had no impact on the Company’s financial statements.

In May 2014, the FASB issued guidance that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2019 for private companies and January 1, 2018 for public companies and the Company is currently assessing the impact of this guidance on its financial statements.

9

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Note 3 – Other Assets

Other Assets consists of a deposit for leased building space. See Note 11 for more information.

Note 4 – Property and Equipment

Property and equipment is comprised of the following:

	December 31, 2016	December 31, 2015
Computers	$2,094	$-
Developed software	1,096,992	1,096,992
Total assets	1,099,086	1,096,992
Less: accumulated depreciation and amortization	(980,769)	(832,655)
Property and equipment, net	$118,317	$264,337

Depreciation and amortization expense for the years ended December 31, 2016 and 2016 was $148,114 and $238,079, respectively.

Note 5 – Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2016	December 31, 2015
Accrued cost of tickets	$329,893	$65,135
Payroll liabilities	21,973	8,128
Other accrued expenses	161,949	176,203
Total	$513,815	$249,466

Note 6 – Convertible Notes Payable

Convertible notes payable consists of the following:

	December 31, 2016			December 31, 2015
	Fair Value	Principal Balance	Accrued Interest	Fair Value	Principal Balance	Accrued Interest
2014 Convertible promissory notes	$853,647	$744,975	$77,727	$895,676	$744,975	$40,376
2015 Convertible promissory notes	4,690,976	5,151,480	320,046	3,347,987	3,551,480	77,831
Secured convertible promissory note	275,736	250,000	7,500	-	-	-
Subordinated convertible notes	2,349,822	2,225,000	37,377	-	-	-
Total	8,170,181	8,371,455	442,650	4,243,663	4,296,455	118,207
Less: current portion	702,665	719,975	442,650	-	-	118,207
Long-term portion	$7,467,516	$7,651,480	$-	$4,243,663	$4,296,455	$-

2014 Convertible Notes

In November and December 2014, the Company issued convertible notes with an aggregate principal value of $744,975. These notes accrue 5% interest and have maturity dates between November and December 2017. The notes are convertible into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at a price per share equal to that raise, or upon election of the majority of holders based on outstanding value upon a preferred stock equity raise of less than $1,000,000 at the same price per share. Further, the notes may be convertible upon election of the majority of holders based on outstanding value upon a qualified change of control or upon or after the maturity date at an Adjusted Conversion Price equal to $14,000,000 divided by the number of fully diluted common shares.

10

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

2015 Convertible Notes

From January 2015 to June 2016, the Company issued convertible notes with an aggregate principal value of $5,151,480. These notes accrue 5% interest and have maturity dates between January 2018 and June 2018. The notes are convertible into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at a price per share equal to that raise, or upon election of the majority of holders based on outstanding value upon a preferred stock equity raise of less than $1,000,000 at the same price per share. Further, the notes are convertible upon election of the majority of holders based on outstanding value upon a qualified change of control or upon or after the maturity date at an Adjusted Conversion Price equal to $25,000,000 divided by the number of fully diluted common shares.

Secured Promissory Convertible Note

In May 2016, the Company issued a secured convertible note to an existing lender who is also a director, with a principal value of $250,000 and contingently issuable warrants to purchase the Company’s common stock (see Note 8). This note accrues 5% interest and has maturity date in May 2018. The note is convertible, at the election of the holder, into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at the lesser of 80% of the price per share of such raise, or an Adjusted Conversion Price equal to $25,000,000 divided by the number of fully diluted common shares.

Subordinated Convertible Notes

During 2016, the Company issued subordinated convertible notes with an aggregate principal value of $2,225,000. These notes accrue 5% interest and have maturity dates between June 2018 and June 2019. The notes are convertible, at the election of the majority of the holders, based on outstanding value, into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at the lesser of 80% of the price per share of such raise, or an Adjusted Conversion Price equal to $25,000,000 divided by the number of fully diluted common shares. Through September 30, 2017, the Company issued additional subordinated convertible notes with an aggregate principal value of $3,105,000.

Fair Value Option

As optional contingent redemption provisions within all of the convertible notes require bifurcation, the Company has elected to recognize and measure all of the convertible notes at fair value, with changes in fair value recognized in earnings, pursuant to the fair value option in ASC 825. For the years ended December 31, 2016 and 2015, the Company recognized a gain on the change in the fair value of the convertible notes of $148,482 and $58,886, respectively.

11

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Note 7 – Stockholders’ Equity

Preferred Stock

At December 31, 2016 and 2015, the authorized preferred stock of the Company consists of 41,753,367 shares of preferred stock, $0.0001 par value, of which 4,510,741 shares have been designated Series Seed Preferred Stock, 486,666 shares have been designated Series Seed-1 Preferred Stock, 7,632,239 shares have been designated Series A Preferred Stock, and 29,123,721 shares of Series A-1 Preferred Stock.

Series Seed Preferred Stock (“Series Seed”)

Throughout 2011, the Company entered into a Series Seed Preferred Stock purchase agreement for the sale of Series Seed Preferred Stock of the Company. The Company authorized the issuance and sales of 4,510,741 shares of Series Seed preferred stock, par value $0.0001 per share, at $0.32478 per share, which are convertible into 4,510,741 shares of common stock. The Series Seed is entitled to receive dividends at $0.02598 per share and its liquidation preference is $0.32478 per share.

Series Seed-1 Preferred Stock (“Series Seed-1”)

Throughout 2011, the Company entered into a Series Seed-1 Preferred Stock purchase agreement for the sale of Series Seed Preferred Stock of the Company. The Company authorized the issuance and sales of 486,666 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share, at $0.5349 per share, which are convertible into 486,666 shares of common stock. The Series Seed-1 is entitled to receive dividends at $0.04279 per share and its liquidation preference is $0.5349 per share.

Series A Preferred Stock (“Series A”)

Throughout 2012 and 2013, the Company entered into a Series A Preferred Stock purchase agreement for the sale of Series A Preferred Stock of the Company. The Company authorized the issuance and sales of 4,986,736 shares of Series Seed Preferred Stock, par value $0.0001 per share, at $0.756 per share, which are convertible into 4,986,736 shares of common stock. The Series A is entitled to receive dividends at $0.06048 per share and its liquidation preference is $0.756 per share.

Series A-1 Preferred Stock (“Series A-1”)

Throughout 2014, the Company entered into a Series A-1 Preferred Stock purchase agreement for the sale of Series A-1 Preferred Stock of the Company. The Company authorized the issuance and sales of 11,489,356 shares of Series A-1 Preferred Stock, par value $0.0001 per share, at $0.235 per share, which are convertible into 11,489,356 shares of common stock. The Series A-1 is entitled to receive dividends at $0.01880 per share and its liquidation preference is $0.235 per share

The following describes certain information with respect to all series of preferred stock:

Dividends – Holders of all preferred stock classes shall, in any calendar year, be entitled to receive dividends, when and if declared by the Board of Directors, out of any assets at the time legally available, at an annual rate as set forth above for each share class. These rights are not cumulative, and no right to dividends shall accrue which are not declared or paid. Payment of any dividends to the holders of preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of preferred stock. There have been no preferred stock dividends declared to date.

Liquidation – In the event of any liquidation, holders of all preferred stock classes are entitled to the liquidation preference per share as set forth above plus any dividends declared but unpaid thereon. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amount of their liquidation preference, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

12

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Conversion Rate – Each share of each class of preferred stock is convertible at the option of the holder, into a number of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of the Series Seed is $0.32478, Series Seed-1 is $0.5349, Series A is $0.756 and Series A-1 is $0.235 and are subject to adjustment in accordance with antidilution provisions. Antidilution provisions kick in when securities are sold at a per-share price below the conversion price that a preferred stockholder paid for their shares (other than securities explicitly excluded from antidilution provisions in the Company’s Articles of Incorporation). The adoption of ASU 2017-11, did not require the Company to account for the down round feature as a derivative liability at fair value. As of December 31, 2016, there have been no sales of securities that would have trigger antidilution.

Right of Conversion –

Optional conversion: Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of common stock at the then applicable Conversion Rate, as set forth above.

Mandatory Conversion: Each share of preferred stock shall automatically be converted into fully-paid, non-assessable shares of common stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering “Securities Act”), covering the offer and sale of the Company’s common stock, provided that the aggregate gross proceeds to the Company are not less than $35,000,000, or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion, or upon the occurrence of an event, in each case as specified in such requests, provided, however, the Series A-1 Preferred Stock shall not be converted pursuant to (ii) without the prior written consent of a majority of the Series A-1 Preferred Stock then outstanding (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”).

Voting – On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with the holders of common stock as a single class. Further, so long as at least 4,686,006 shares (as adjusted for Recapitalizations) of preferred stock remain outstanding, the holders of preferred stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors.

Common Stock

As of December 31, 2016 and 2015, the Company has authorized 103,000,000 and 60,000,000 common shares of $0.0001 par value, respectively. Holders of common stock are entitled to one vote for each share held. The Company issued 20,000 and 15,833 common shares in relation to stock option exercises, at $0.048 per share, during the years ended December 31, 2016 and 2015, respectively.

Note 8 – Warrants

The Company issued warrants to purchase 2,645,502 shares of common stock that were issued in connection with a loan agreement in April 2014, which was repaid prior to December 31, 2014. The warrants have an exercise price of $0.001 and expire in October 2018. These warrants were exercised during August 2017.

During May 2016, the Company issued warrants to purchase shares of the Company’s common stock in connection with a secured convertible promissory note issued to an existing lender who is also a director.  The number of warrants to be issued, with an exercise price of $.01, is equal to (a) 100% of the original principal amount of the secured promissory note ($250,000) divided by (b) the purchase price per share paid by other investors with respect to a majority of the Next Equity Securities (as defined) issued in the Next Equity Financing.  As a result of the warrants not containing an explicit share limit, the warrants were classified as a derivative liability.  The warrant was initially valued at $244,873 based upon the intrinsic value of the warrant multiplied by the probability of a future capital raise using a Monte Carlo simulation valuation methodology. As the total fair value of the financial liabilities that were measured (the secured convertible note, the contingent redemption provision and the warrant issued to this lender/director) was in excess of the net proceeds received, the Company recorded a loss of $244,873 at the origination of this transaction which has been included in general and administrative expenses for the year ended December 31, 2016 in the accompanying statement of operations.

13

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

The following assumptions were used to determine the fair value of the warrants for the year ended December 31, 2016: stock price: $0.25, expected term: 9.41 years, dividend yield: 0%, discount rate: 2.41%, volatility: 40.7%.

At December 31, 2016, the fair value of the warrant was $246,697. For the year ended December 31, 2016, the Company recognized a loss on the change in the fair value of the warrant of $1,824.

Note 9 – Options

Stock Option Plans

The Company’s Board of Directors approved the Company’s 2011 Equity Incentive Plan (the “2011 Plan”) during 2011. The Plan provides for the grant of up to 1,100,000 shares of common stock for issuance as non-statutory or incentive stock options, stock appreciation rights, restricted stock, restricted stock units to the Company’s employees, Officers, Directors or consultants. The Company’s Board of Directors administers the 2011 Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option. Stock options granted pursuant to the terms of the 2011 Plan generally cannot be granted with an exercise price of less than 100% of the fair market value on the date of the grant. The term of the options granted under the 2011 Plan cannot be greater than 10 years. Options vest at varying rates generally over three to five years along with performance based options.

In September 2016, the Board of Directors approved the increase in the number of shares issuable pursuant to the 2011 Plan to 46,200,097.

The following table reflects options activity:

		Weighted Average
	Options for Common Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding and exercisable as of January 1, 2015	1,415,594	$0.11	7.87	$-
Granted	-
Exercised	(15,833)	0.05
Forfeited, expired	(4,167)	0.05
Outstanding as of December 31, 2015	1,395,594	0.10	6.75	-
Granted	16,747,643	0.04
Exercised	(20,000)	0.05
Forfeited, expired	(480,261)	0.10
Outstanding as of December 31, 2016	17,642,976	0.04	9.60	-

The Company recognized compensation expense of $136,250 and $35,511 related to stock options for the years ended December 31, 2016 and 2015, respectively. These amounts are included in general and administrative expenses in the statement of operations.

The fair value of options granted during the years ended December 31, 2016 and 2015 was approximately $212,961 and $0, respectively. As of December 31, 2016, there is approximately $142,597 of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted, which cost is expected to be recognized over a weighted average period of 3.5 years. As of December 31, 2016, there were options to purchase 30,331,138 shares of common stock available for grant under the plan.

The following assumptions were used to determine the fair value of the options for the year ended December 31, 2016: stock price: $.24 - $.04, expected term: 3.22 - 5.5 years, dividend yield: 0%, discount rate: 1.34% - 2.02%, volatility: 47.64% - 52.56%.

14

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

The following table summarizes additional information regarding outstanding and exercisable options under the stock option plans at December 31, 2016:

	Vested Options outstanding			All Options Outstanding
Exercise	Number of	Weighted Average	Aggregate	Number of	Weighted Average	Aggregate
Price	Options	Remaining Term	Intrinsic Value	Options	Remaining Term	Intrinsic Value

$0.040	4,604,974	9.81	$-	16,747,643	9.81	$-
$0.048	350,198	5.32	$-	643,515	5.41	$-
$0.240	241,818	6.44	$-	251,818	6.44	$-
Total	5,196,990			17,642,976

Note 10 – Income Taxes

Reconciliations between the effective tax rate on income before income taxes and the federal statutory rate for the years ended December 31, 2016 and 2015 are presented below:

	2016		2015
	Amount	% of Pre-tax	Amount	% of Pre-tax
Tax at federal statutory rate	$(1,671,564)	34.00%	$(1,453,089)	34.00%
State taxes, net	(223,863)	4.55%	(169,099)	3.96%
Permanent items	63,164	-1.28%	(6,915)	0.16%
Deferred true-up	24,036	-0.49%	3,102	-0.07%
Change in valuation allowance	1,808,228	-36.78%	1,749,227	-40.86%
R&D credit	(1)	0.00%	(123,226)	2.81%
Total provision/(benefit)	$-	0.00%	$-	0.00%

The deferred income tax assets consist of the following as of December 31, 2016 and 2015:

	2016	2015
Deferred Tax Assets:
Accrued expenses	$680,250	$477,127
Stock compensation	42,505	21,400
Net operating loss carryforwards (federal and state)	6,505,015	4,921,003
Tax credits	120,125	120,124
	7,347,895	5,539,654
Deferred Tax Liabiltiies:
Fixed assets	(13)

Net Deferred Tax Asset	7,347,882	5,539,654

Valuation allowance	(7,347,882)	(5,539,654)

Total Net Deferred Tax Asset	$-	$-

The Company has provided for a full valuation allowance and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements as the realization of sufficient future taxable income during the expiration period of the net operating loss carryforward is uncertain.

As of December 31, 2016, the Company had approximately $16.1 million in federal and $14.2 million in state net operating loss carryovers. These carryforwards begin to expire in 2031.

15

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Note 11 – Commitments and Contingencies

Office Lease Agreements

On August 1, 2014 the Company signed a lease for office space in New York, New York. The lease amount is partially based on the number of employees allowed access to the leased space. The lease does not have an expiration date but is subject to annual increases. The current monthly rental fee is approximately $5,900.

Legal Proceedings

In the ordinary course of business, the Company from time to time is involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon the Company’s financial condition and/or results of operations. However, in the opinion of management, other than as set forth herein, matters currently pending or threatened against the Company are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through November 29, 2017, the date that these financial statements were available to be issued.

(1)	On August 15, 2017, the Company entered into a Securities Purchase Agreement with Helios and Matheson Analytics Inc. (“Helios”) which was subsequently amended on October 6, 2017 (as amended, the “Purchase Agreement”). All of the transactions contemplated by the Purchase Agreement and the agreements and instruments called for thereunder are referred to as the “Transactions.”

Pursuant to the Purchase Agreement,  Helios agreed to purchase shares of the Company’s common stock amounting to 51.71% of the outstanding shares of the Company’s common stock on a post-transaction basis, for an aggregate purchase price of $28,500,000, payable in a combination of cash and Helios common stock over a period of time as follows:

I.	In August 2017, the Company received $5,000,000 in cash in exchange for a portion of a subordinated convertible promissory note in the aggregate principal amount of $11,500,000 (the “Amended and Restated Note”) delivered by the Company to Helios;

II.	In October 2017, the Company received $6,500,000 in cash in exchange for a the remainder of the $11,500,000 Amended and Restated Note delivered by the Company to Helios with such Amended and Restated Note; and

III.	In October 2017 and in connection with the issuance of the Amended and Restated Note, the Company and Helios entered into an investment option agreement (the “Option Agreement”) pursuant to which Helios was granted an option for additional shares of up to 8.7% of Company common stock in an amount up to $20 million based on a pre-money valuation of the Company of $210,000,000 (the “Option”). In November 2017, Helios exercised a portion of this option (in the amount of $750,000) and pursuant to its terms, the Company issued Helios a subordinated convertible promissory note (the “Option Note”), in substantially the same form as the Amended and Restated Note, in the principal amount of $750,000.

At the closing of the Transaction, which will be completed at some point in the future upon the achievement of certain events including approval of the Transaction by Helios shareholders (the “Closing”), the following will occur:

IV.	The $11,500,000 Amended and Restated Note issued by the Company to Helios as described in I and II above will be deemed canceled;

16

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

V.	A promissory note in the principal amount of $5,000,000 will be delivered by Helios to the Company which is due and payable as described below (the “Helios Note”);

VI.	4,000,000 shares of Helios common stock (666,667 shares of which are subject to forfeiture as described below) will be issued to by Helios to the Company based on an agreed upon value of $3.00 per share (the “Helios Shares”);

VII.	The Company will issue to Helios shares of its common stock amounting to 51.71% of the outstanding shares of the Company’s common stock on a post-transaction basis for an aggregate purchase price of $28,500,000 payable to the Company from Helios as described in IV, V and VI above; and

VIII.	The Company will issue the amount of shares of its common stock to Helios underlying the Option Note, and upon such issuance the Option Note will be deemed satisfied in full

Pursuant to the Purchase Agreement, from the Closing until the 12-month anniversary of the Closing, Helios will have full anti-dilution protection with respect to its ownership interest in the Company under which Helios will maintain its fully diluted percentage ownership of the Company regardless of any new issuances of securities by the Company (including Company common stock or securities convertible into or exercisable for shares of Company common stock) during such 12-month period.

A description of the consideration received and to be received by the Company as a result of Transactions is set forth below.

Amended and Restated Note

The Amended and Restated Note was issued to Helios by the Company on October 6, 2017 upon execution of the amendment to the Purchase Agreement. The Amended and Restated Note amends and restates the subordinated convertible promissory note issued to Helios by the Company on August 18, 2017 (the “Original Note”) in the principal amount of $5,000,000 in connection with Helios and reflects (i) Helios advancing $5,000,000 to the Company that would have otherwise been due within 90 days following the Closing and (ii) Helios making an additional investment of $1,500,000 to purchase additional shares of Company common stock amounting to 0.71% of the outstanding shares of common stock of the Company effective as of the Closing (the “Additional Investment”), such Additional Investment being based upon a pre-money Company valuation of $210,000,000.

The cumulative indebtedness memorialized by the Amended and Restated Note bears interest at 5% per annum and outstanding amounts are due and payable upon demand of the holder at any time after the two-year anniversary of the original issue date (i.e, August 18, 2019), provided however that the Amended and Restated Note will be canceled and the Company will have no obligation to repay the Amended and Restated Note upon Closing.  If, and only if, the Purchase Agreement is terminated, amounts outstanding under the Amended and Restated Note (including accrued interest, the “Conversion Amount”) are convertible into shares of Company common stock upon the closing of the Company’s “Next Equity Financing” (as defined in the Amended and Restated Note) following such termination. The number of shares of to be issued upon such conversion will be equal to the quotient obtained by dividing (i) the Conversion Amount by (ii) 80.00% of the cash price per share of the Next Equity Securities (as defined in the Amended and Restated Note) sold in the Next Equity Financing (subject to certain exclusions) (the “Note Conversion Price”). The Note Conversion Price, however, will not be greater than: (1) for $10,000,000 of the principal amount of the Amended and Restated Note, including accrued interest thereon, the quotient obtained by dividing (x) $25,000,000 by (y) the total number of shares of Company common stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than (i) the Notes (as defined in that certain Note Purchase Agreement, as amended), (ii) other outstanding convertible notes and (iii) outstanding convertible equity securities); and (2) for the remaining $1,500,000 of the principal amount of the Amended and Restated Note, including accrued interest thereon, the quotient obtained by dividing (x) $210,000,000 by (y) the total number of shares of Company common stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than (i) the Notes (as defined in that certain Note Purchase Agreement, as amended), (ii) other outstanding convertible notes and (iii) outstanding convertible equity securities).

17

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Helios Note

At Closing, Helios will issue to the Company the Helios Note in the principal amount of $5,000,000. The Helios Note will be due and payable on the later of (i) the 180th calendar day following Closing and (ii) such date on which the Company’s common stock is listed on any of the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (each, an “Exchange”). The Helios Note will bear interest at an annual rate of 5%.  If the Company has not listed on an Exchange on or before June 1, 2018, then Helios is obligated to redeem the outstanding principal amount and accrued but unpaid interest on the Helios Note (the “Redemption Amount”) within 10 business days (subject to extension between the parties) and Helios will be required to tender for immediate cancellation a number of shares of Company common stock equal to the Redemption Amount divided by the Closing Share Price (as defined in the Helios Note).  In connection with the Helios Note, Helios pledged to the Company 44% of the shares of Company common stock that Helios will receive pursuant to the Purchase Agreement as collateral against payment of the Helios Note.

Helios Shares

At Closing, Helios will issue the Company 4,000,000 shares of Helios common stock. Such Helios Shares include 666,667 shares of Helios common stock that are due to the Company as a result of the Company’s subscription service exceeding 150,000 subscribers on at least one (1) day within 15 months after the Closing, such milestone already having been accomplished. Of the Helios Shares, 666,667 shares are subject to forfeiture if the Company fails to achieve either of the following two milestones within their specified time frames: (A) within one year after the Closing, subscribers have exceeded on at least one (1) day 100,000 subscribers (such number of subscribers to be determined based upon the number of registered accounts, and (B) the Company’s common stock will have been listed on an Exchange by January 31, 2018 (unless such failure to be listed is remedied within 60 calendar days thereafter).

Helios Option

On October 11, 2017, the Company and Helios entered into an Option Agreement pursuant to which Helios was granted an option to purchase additional shares of Company common stock in an amount up to $20 million based on a pre-money valuation of the Company of $210,000,000. If the Option is exercised in full by Helios, Helios will acquire an additional 8.7% of the Currently Outstanding Shares of Common Stock (as defined in the Option Agreement) of the Company, giving effect to the Closing. The Option may be exercised by Helios at any time until the thirtieth day after Helios receives the Company’s most recent audited and interim period financial statements. In the event Helios exercises the Option in whole or in part prior to the Closing, then the Company will issue Helios an (the “Option Note” ), in substantially the same form as the Amended and Restated Note, in the principal amount equal to the amount of the Option that Helios exercised and, immediately upon the Closing, the Company will issue the amount of shares of its common stock to Helios underlying the Option Note, and upon such issuance the Option Note will be deemed satisfied in full.

Chris Kelly Note

In addition to the foregoing and pursuant to the Purchase Agreement, Helios is required to purchase from one of the Company’s directors, Chris Kelly, one or more convertible promissory notes in the aggregate principal amount of $1,000,000 which Helios will promptly convert into shares of Company common stock amounting to a minimum of 2% of the outstanding shares of the Company’s common stock on a post-transaction basis,.

Company Guaranty of Helios Notes

On November 6, 2017, pursuant to a securities purchase agreement entered into by Helios and certain institutional investors, Helios agreed to sell and issue senior convertible notes in the aggregate principal amount of $100,000,000, consisting of (i) Series A Senior Bridge Convertible Notes in the aggregate principal amount of $5,000,000 and (ii) Series B Senior Secured Bridge Convertible Notes in the aggregate principal amount of $95,000,000 (collectively, the “Notes”) for consideration consisting of (i) cash payments in the aggregate amount of $5,000,000, and (ii) secured promissory notes payable by the buyers to Helios in the aggregate principal amount of $95,000,000 with an aggregate mandatory prepayment obligation in the amount of $2,235,714.29 to be made by the buyers every week beginning November 13, 2017 and every Monday thereafter including December 26, 2017 for an aggregate amount of approximately $20,650,000, including the amounts funded in connection with the Series A Notes.

18

MoviePass Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Unless earlier converted or redeemed, the Notes will mature on the second anniversary of the closing date. Helios is required to redeem the Notes (i) at the option of the investor upon seven months following the closing date; (ii) if the Company completes a subsequent public or private offering of debt or equity securities, including equity-linked securities; (iii) upon the occurrence of an Event of Default, including a Bankruptcy Event of Default (each, as defined in the Notes); or (iv) in the event of a Change of Control (as defined in the Notes). With the exception of a redemption required by an Event of Default, which may be paid with cash or shares of Helios common stock at the election of the Buyer, the Helios will be required to redeem the Notes with cash. All amounts outstanding under the Notes will be secured by the Investor Note and all proceeds therefrom.

The Company will provide a Guaranty to each of the Buyers pursuant to which it will (i) guarantee the punctual payment of all obligations under the Notes, including all interest, make-whole and other amounts that accrue after the commencement of any insolvency proceeding of the Company, whether or not the payment of such obligations are enforceable or allowable in the insolvency proceeding, and all fees, interest, premiums, penalties, causes of actions, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Financing documents, and (ii) agree to pay any and all costs and expenses (including counsel fees and expenses) incurred by the Buyer in enforcing any rights under the Guaranty or any other Financing document.

(2)	During 2017, the Company granted options to purchase 5,870,477 shares of common stock with an exercise price of $0.08 per share.

19